[Translation]

To Whom It May Concern:

                                                                   July 31, 2007

                                       Company Name: Toyota Motor Corporation
                                       Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                       (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                       Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)

                Notice Concerning the Dissolution of a Subsidiary

We hereby notify you that Tokyo Hino Motor Co., Ltd. ("Tokyo Hino"), a subsidiary of Toyota Motor Corporation ("TMC"), has decided to transfer a part of the business of Tokyo Hino's subsidiary, Kokusai Kankoubus Ltd. ("Kokusai Kankoubus"), and thereafter dissolve Kokusai Kankoubus, as follows.

1.    Name and Description of the Subsidiary to be Dissolved

      Trade Name:                      Kokusai Kankoubus Ltd.
      Location of Head Office:         1-5-7, Toshin-cho, Itabashi-ku, Tokyo
      Name of Representative:          Shigeto Shinohara, Representative
                                       Director and President
      Contents of Business:            Contracted omnibus operation
      Established:                     February 1953
      Capital:                         JPY 200,000,000
      Total Assets:                    JPY 611,000,000 (as of March 31, 2007)
      Number of Employees:             106 persons
      Major Clients:                   NIPPON TRAVEL AGENCY CO., LTD.,
                                       Meitetsu World Travel Inc.,
                                       NIPPON EXPRESS CO., LTD., etc.
      Shareholder Composition:         Tokyo Hino 93.35%
                                       (Tokyo Hino is a subsidiary of Hino
                                       Motors, Ltd. ("Hino"), a subsidiary of
                                       TMC. Hino holds 99.97% of shares of
                                       Tokyo Hino.)
                                       Individual shareholders (4 persons) 6.65%
      Business Performance (Fiscal year ended March 31, 2007):
                                       Net sales: JPY 1,275,000,000
                                       Ordinary income: JPY - 63,000,000



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2.    Reason for Dissolution

      Kokusai Kankoubus will be dissolved after transferring a part of its business in order to improve the business efficiency of the TMC group.

3.    Schedule for Dissolution

      Kokusai Kankoubus will be dissolved promptly after the business transfer. The business transfer is scheduled to take place on October 31, 2007.

4.    Effects on Consolidated Sales and Earnings of TMC

      The effects of the dissolution of Kokusai Kankoubus on TMC's business performances are expected to be minor.